Exhibit 4.3.2

Form of

Amendment No. 1 to Warrant Certificate

Warrant No.                                 , issued to                                 and dated as of                                 , 2007 (the “Warrant Certificate”), is hereby amended, effective as of the date indicated below, as follows:

1. The second sentence of Paragraph 2 of the Warrant Certificate is hereby amended to read in its entirety as follows:

The right to exercise this Warrant expires on December 31, 2012 (the “Expiration Date”).

2. Except as amended above, the Warrant Certificate shall remain in full force and effect.

3. Governing Law. The laws of the State of Delaware (other than its conflict of law rules) govern this Amendment No. 1 to Warrant Certificate.

IN WITNESS WHEREOF, PAETEC Holding Corp. has executed this Amendment No. 1 to Warrant Certificate as of this         day of                                , 2009.

PAETEC Holding Corp.

By:
Mary K. O’Connell
Senior Vice President and
General Counsel